NEWS RELEASE

July 14, 2017

Nevsun Announces the Expiration of Cliff Davis’s Transition Period

Nevsun Resources Ltd. (TSX:NSU)(NYSE MKT:NSU) (“Nevsun” or the “Company”) announced today that Cliff Davis’s two month transition period was completed on July 12, 2017.  Mr. Davis has now retired from the Company and has stepped down as a Director of the Company.

On behalf of Nevsun Management and the Board of Directors, Peter Kukielski commented, “We are deeply grateful for all of Cliff 's contributions to the Company over his 22 year history with Nevsun.  I appreciate the commitment he has made toward the smooth transition to a new CEO.  I wish Cliff all the best for a very happy and productive retirement.”

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone and 60% owner of the Timok Lower Zone in Serbia. Nevsun generates cash flow from its 60% owned copper-zinc Bisha Mine in Eritrea.  Nevsun is well positioned with a strong debt-free balance sheet to grow shareholder value through advancing Timok to production.

NEVSUN RESOURCES LTD. “Peter G.J. Kukielski” Peter G.J. Kukielski President & Chief Executive Officer	For further information, contact: Nevsun Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: IR@nevsun.com Website: www.nevsun.com